United States securities and exchange commission logo





                             December 23, 2021

       Chris Hollod
       Co-Chief Executive Officer
       Tailwind Two Acquisition Corp.
       150 Greenwich Street, 29th Floor
       New York, New York 10006

                                                        Re: Tailwind Two
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed November 26,
2021
                                                            File No. 333-261378

       Dear Mr. Hollod:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed November 26, 2021

       Q. Do I have redemption rights?, page xvii

   1. We note your disclosure on page xviii and elsewhere throughout your document that certain shareholders
have agreed to waive their redemption rights. Please describe any consideration provided
in exchange for this agreement.
       Company Overview, page 1

   2. We note the disclosure on pages 43, 66 and 74 about Terran Orbital. Please revise to balance your disclosure
on page 1. For example, we note the disclosure: (1) on page 43 about net losses for
the years ended December 31, 2019 and December 31, 2020; (2) the disclosure on page 66
that Terran Orbital does not expect to be profitable in the near future, and may never
achieve profitability; and (3) on page 74 about the substantial
 Chris Hollod
Tailwind Two Acquisition Corp.
December 23, 2021
Page 2
         amount of indebtedness.
Ownership of New Terran Orbital, page 12

3. Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a tabular presentation relation to redemptions showing a range of redemption scenarios, including an interim redemption level in addition to the minimum and maximum interim redemption levels that you currently present. Also revise to include in your calculations shares issuable upon exercise or conversion of securities.
4.       It appears that underwriting fees remain constant and are not adjusted based on
         redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution. Please also disclose the amounts payable to GS and Jefferies in connection with the PIPE transaction.
Interests of Tailwind Two's Directors and Executive Officers in the Business Combination, page
16

5. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.
6. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
7. Please clarify the nature and extent of Mr. Stadlen's interest in the Investor Rights
         Agreement.
Risk Factors, page 40

8. We note the forum provision on page 277. Please add a risk factor describing this provision and the related risks to investors and any uncertainty regarding the enforceability of the provision. Please also file the warrant agreement as an exhibit and ensure the exhibit is consistent with the scope of the forum provision you describe.
FirstName LastNameChris Hollod
Terran Orbital has a limited operating history, page 43
Comapany NameTailwind Two Acquisition Corp.
9.     Clarify
December       the reference
           23, 2021  Page 2 to being a "pre-revenue company."
FirstName LastName
 Chris Hollod
FirstName  LastNameChris  Hollod
Tailwind Two  Acquisition Corp.
Comapany23,
December   NameTailwind
              2021        Two Acquisition Corp.
December
Page 3    23, 2021 Page 3
FirstName LastName
Risks Related to Tailwind Two and the Business Combination, page 81

10. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
11. Please disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
The Proposed Certificate of Incorporation , page 93

12. Please revise your disclosure here and page 270 so that it is consistent with the actual scope of the provision in Article XII of your proposed charter. For example, your disclosure here does not reference that Securities Act claims may be brought only in federal district courts. Likewise, Article XII fails to state that this provision does not apply to claims under the Exchange Act, contrary to your disclosure here.
Conditions to Closing of the Business Combination, page 105

13.      Please clarify which conditions are subject to waiver.
Investor Rights Agreement, page 116

14. Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1. Background to the Business Combination, page 118

15. Please revise to describe in greater detail the "level of interest in the PIPE" referenced at the bottom of page 125 that caused you to reach out to Mr. Staton. Certain Terran Orbital Projected Financial Information, page 132

16. We note that you present financial projections through the fiscal year ending December
         31, 2028. Please expand your disclosures to further describe the key assumptions underlying the projections for the years ended 2022 through 2028 and to explain why you believe the assumptions are reasonable, particularly for later periods. Also explain how these assumptions and estimates resulted in the projected information you
         disclose and disclose any factors or contingencies that might prevent such growth from ultimately materializing.
 Chris Hollod
FirstName  LastNameChris  Hollod
Tailwind Two  Acquisition Corp.
Comapany23,
December   NameTailwind
              2021        Two Acquisition Corp.
December
Page 4    23, 2021 Page 4
FirstName LastName
Material U.S. Federal Income Tax Considerations, page 169

17. Please have counsel revise its opinion concerning the material tax consequences so that it does not carve out the PFIC rules. Also, we note that counsel is "unable to opine" on the application of Section 367(b). If counsel can provide a "should" or "more likely than not"
         opinion, as suggested by the disclosure in the subsections that follow, please revise accordingly. For guidance, refer to Staff Legal Bulletin No. 19 which addresses assumptions and opinions subject to uncertainty.
18. Please provide an opinion of counsel addressing the tax consequences of redemption.
Unaudited Pro Forma Condensed Consolidated Combined Financial Information Unaudited Pro Forma Condensed Combined Balance Sheet, page 185

19. Please revise your balance sheet to show the number of shares authorized, issued and outstanding on a historical and pro forma basis.
Unaudited Pro Forma Condensed Combined Statement of Operations, page 186

20. In regards to your provision for income tax, we note that you have not included a pro forma adjustment for income taxes. Please disclose how you determined the provision for income taxes and benefit from income taxes used in your pro forma statements of operations for the period ended September 30, 2021 and December 31, 2020. In addition, specifically expand your disclosure to discuss the income tax rate used, as applicable.
2. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Balance
Sheet as of September 30, 2021, page 188

21. In regards to adjustment (C), please revise your footnote to disclose how you calculated the estimated fair value associated with the quarterly fee payable to the Insider PIPE investors. Please specifically disclose the methodology and assumptions used.
22. In regard to the transaction costs disclosed in adjustment (D), please reflect the transactions costs related to Tailwind Two Acquisition costs and any transaction costs related to Terran Orbital Corporation that are not offering costs or debt issuance costs in the pro forma statements of operations.
3. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Statement of Operations for the nine months ended September 30, page 190

23. In regards to adjustment (GG), please revise to disclose how you calculated the incremental interest expense resulting from the increase in debt under the maximum redemption scenario.
 Chris Hollod
FirstName  LastNameChris  Hollod
Tailwind Two  Acquisition Corp.
Comapany23,
December   NameTailwind
              2021        Two Acquisition Corp.
December
Page 5    23, 2021 Page 5
FirstName LastName
Conflicts of Interest, page 201

24. We note the conflicts of interest discussion beginning on page 201 and fiduciary or contractual obligations to other entities, such as special purpose acquisition companies.
         Please clarify how the board considered those conflicts in negotiating and recommending the business combination.
Terran Orbital's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019, page 230

25.      Please revise MD&A to more fully address the following:
             In circumstances where there are multiple business reasons for changes in income statement line items, please quantify each business reason. For example, you indicate that the increase in cost of sales attributable to the Satellite Solutions segment was due to an increase in labor incurred in satisfying your customer contracts as well as an increase in scrap and obsolete materials and depreciation and amortization, partially offset by a larger release of reserves for anticipated losses as well as a decrease in materials and third party services incurred in satisfying your customer contracts without further quantification; and
             Given the disclosures regarding the release of reserves for anticipated losses, please discuss the reason for the larger release of reserves and discuss whether this trend will continue in the future.
Liquidity and Capital Resources
Liquidity, page 234

26. On page 75, you indicate that New Terran Orbital's ability to repay its debt is affected by the cash flow generated by its subsidiaries. In addition, payments to it by its subsidiaries will be contingent upon its subsidiaries' earnings and other business considerations and may be subject to statutory or contractual restrictions, including the Francisco Partners
         Facility. Please discuss any restrictions on your ability to declare dividends and the impact on your liquidity, financial condition and results of operations. Please provide the disclosures required by Rule 4-08(e) of Regulation S-X, if applicable. Please also tell us what consideration you gave to the need for parent only financial statements under Rules
         5-04 and 12-04 of Regulation S-X.
27. Disclose and discuss your short-term and long-term liquidity requirements and priorities following the Business Combination, including the potential impact of potential cash redemptions.
 Chris Hollod
FirstName  LastNameChris  Hollod
Tailwind Two  Acquisition Corp.
Comapany23,
December   NameTailwind
              2021        Two Acquisition Corp.
December
Page 6    23, 2021 Page 6
FirstName LastName
Critical Accounting Policies and Estimates
Fair Value of Debt and Equity Financial Instruments, page 239

28. You disclosed that the fair value of your debt and equity financial instruments is determined by contemporaneous third-party valuations. Please provide the following:
             Please clarify how management used the third-party valuations to determine the fair value of your debt and equity financial instruments. To the extent you relied on a third-party valuation firm, please tell us your consideration of including the name of the advisor and providing a currently dated consent from the advisor in your registration statement in accordance with Rule 436(b) of Regulation C or revise your references to third-party valuations; and
             Please address the valuation methodologies used, including any significant assumptions, estimates and uncertainties involved in your determination of fair value. Please also address the facts and circumstances that result in differences between those valuations and the fair value implied by the current Business
             Combination.
Beneficial Ownership of Securities, page 254

29. Please revise the footnotes on page 256 to disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by the entities in the table on page 255.
Amendment to Certificate of Incorporation and Bylaws, page 269

30. From your disclosure, it appears the provisions you discuss here, particularly the two-
         thirds voting requirement, represent changes from your articles of incorporation. If so, please revise to present those changes as separate proposals.
General

31. Considering the disclosure in the Form S-1 relating to your initial public offering regarding the circumstances in which you would obtain a fairness opinion, please revise to disclose why you elected to obtain such an opinion in connection with this transaction.
32. Please revise to discuss the purpose of the transaction with the Insider PIPE Investor, including what services, if any, will be provided in exchange for the quarterly fee. It appears from your disclosure that such investor is essentially receiving the securities in the
         PIPE for no consideration.
33. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
 Chris Hollod
FirstName  LastNameChris  Hollod
Tailwind Two  Acquisition Corp.
Comapany23,
December   NameTailwind
              2021        Two Acquisition Corp.
December
Page 7    23, 2021 Page 7
FirstName LastName
34. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
35. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Ernest Greene, Staff Accountant, at 202-551-3733 or John Cash,
Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney. at 202-
551-3602 or Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:      Christian O. Nagler, Esq.